SiRF Technology Holdings, Inc.
148 E. Brokaw Road
San Jose, CA 95112

November 20, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

David Burton

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SiRF Technology Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 0-50669

Dear Mr. Burton:

On behalf of SiRF Technology Holdings, Inc. (the “Registrant”), this letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 7, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the year ended December 31, 2005

Note 3. Business and a Development-Stage Company Acquisitions, page 64

1. We note your response to comments 1 and 2 of our letter dated September 12, 2006. In future filings, as applicable, comply fully with the disclosure requirements of paragraphs 54 and 55 of SFAS 141. In your 2006 Form 10-K, please include the pro forma financial disclosures for the acquisitions consummated in 2005 as if the acquisitions were consummated at the beginning of 2005 and 2004. We will rely on management and its advisors in determining the reliability of any financial information relating to the Motorola GPS chip set product family and the company’s conclusion on presenting pro forma data relating to that acquisition. Any pro forma disclosure you present excluding that acquisition should include a clear and detailed discussion of your reasons for reaching that conclusion and a clear description of how the acquisition is expected to affect your future operations.

Response: The Staff’s comment is duly noted and the Registrant will include the requested disclosure in its future filings beginning with its 2006 Form 10-K.

David Burton

November 20, 2006

*  *  *  *  *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 392-8342. Comments may also be sent to my attention via facsimile to (408) 453-7247.

Very truly yours,

/s/ Geoff Ribar
Geoff Ribar
Senior Vice President of Corporate Finance and Chief Financial Officer

cc:	Martin F. James, Senior Assistant Chief Accountant

Noelle Matteson, Esq.

Craig Smith, Jr.